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                              July 3, 2023

       Denis Corin
       President, Chief Executive Officer and Director
       Q BioMed Inc.
       c/o Ortoli Rosenstadt LLP
       366 Madison Avenue , 3rd Floor
       New York , NY 10017

                                                        Re: Q BioMed Inc.
                                                            Form 10-K for the
Fiscal Year Ended November 30, 2022
                                                            Filed May 26, 2023
                                                            File No. 000-55535

       Dear Denis Corin:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended November 30, 2022

       General

   1. We note that your filing does not contain audited financial statements for the year ended
                                                        November 30, 2022, nor
does it contain the required Sections 302 and 906 officer
                                                        certifications. As a
result, your filing is considered to be materially deficient and the company is not
considered current or timely in its Exchange Act reporting. Please amend your Form 10-K to file
the audited financial statements and accompanying report from your independent
registered accounting firm, once obtained. As part of your amendment, please re-evaluate the
disclosures related to management's assessment of the effectiveness of internal controls
over financial reporting and disclosure controls and procedures for any additional material
weaknesses and provide the required Sections 302 and 906
                                                        certifications.
 Denis Corin
Q BioMed Inc.
July 3, 2023
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 with any questions.



FirstName LastNameDenis Corin                             Sincerely,
Comapany NameQ BioMed Inc.
                                                          Division of
Corporation Finance
July 3, 2023 Page 2                                       Office of Life
Sciences
FirstName LastName